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                            October 21, 2022

       Charles Lauber
       Executive Vice President and Chief Financial Officer
       A. O. Smith Corporation
       11270 West Park Place
       Milwaukee, Wisconsin 53224

                                                        Re: A. O. Smith
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
October 11, 2022
                                                            File No. 001-00475

       Dear Charles Lauber:

              We have reviewed your October 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 9, 2022 letter.

       Response Dated October 11, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       19

   1. We note your response to prior comment 5. Please provide us with additional detail explaining how you
considered providing disclosure regarding reputational risks resulting from operations or
products that produce greenhouse gas emissions to investor perception and your ability to
obtain external financing.
 Charles Lauber
FirstName
A. O. SmithLastNameCharles Lauber
            Corporation
Comapany
October 21,NameA.
            2022 O. Smith Corporation
October
Page 2 21, 2022 Page 2
FirstName LastName
       Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing